SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page

Conference Call in Portuguese

Aug 15, 2018

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

Aug 15, 2018

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phone: (11) 3137-8037

     (+1) 786 837 9597 (USA)

     (+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de A. Cardoso

Introduction	03
I. Financial Information of the Companies	05
II. Financial Analysis of the Companies	19
III. Operating Information of the Companies	23
IV. Attachment: I. Financial Information from Subsidiaries II. Financial Analyses from Subsidiaries Companies III. Operating Infomation from Subsidiaries
The Marketletter – Annex I, II and III can be found in .xls extension at our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints,

compliments and requests from protesters regarding the

securities market on our Investor Relations website

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Rio de Janeiro, August 14, 2018 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 and ELET6 - NYSE: EBR and EBR-B - LATIBEX: XELTO and XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission, distribution and marketing segment, controlling company of 14 subsidiaries, a holding company - Eletropar -, a research center - Cepel and holding a 50% Capital Stock of Itaipu Binacional and the control of 6 Special Purpose Companies, announces its results for the period.

In the first half of 2018 (1H18), Eletrobras reported a net income of R$ 2,888 million, higher than the R$ 1,722 million Profit obtained in the first half of 2017 (1H17).

In the second quarter of 2018 (2Q18), Eletrobras reported a net income of R$ 2,832 million, higher than the R$ 344 million obtained in the second quarter of 2017 (2Q17). Net Operating Revenue rose 4%, from R$ 9,217 million in 2Q17 to R$ 9,616 million in 2Q18. The highlights of 2Q18 are presented below:

HIGHLIGHTS OF 2Q18

»     Net Operating Income of R$ 12,288 million;

»     Revenue from CVA and other financial components of R$ 3,959 million, influenced by the recognition of the tariff asset in the amount of R$ 3,842 million in distribution;

»     Consensual Dismissal Plan (PDC) provision and expenses of R$ 24 million in the quarter, totaling R$ 296 million in 2018;

»     Provisions for Contingencies in the amount of R$ 1,001 million;

»     Provision of the Water Resources Inspection Fee (Pará Rate) of R$ 1,334 million;

»     Reversal of Provisions for onerous contracts of R$ 334 million;

»     Provision for impairment of R$ 163 million;

»     Result of the positive distribution segment in the net amount of 906 million, impacted by the recognition of the right to the tariff asset while auditing in the form of a designation;

»     EBITDA of R$ 5,293 million in 2Q18;

R$ Million

1H18	1H17%			2Q18	2Q17%
75.3	75	0,4%	Energy Sold - Generation GWh (1)	34.7	36.6	-5%
7.7	7.9	-3%	Energy Sold - Distribution GWh	3.9	4.0	-2%
25,495	21,714	17%	Gross Revenue	14,822	10,898	36%
19,117	17,589	9%	Gross Revenue from Management (2)	9,616	9,217	4%
20,881	17,954	16%	Net operating revenue	12,288	9,094	35%
15,075	14,085	3%	Net Operating Revenue Management (2)	7,722	7,413	4%
6,536	6,891	-5%	EBITDA	5,293	2,700	96%
2,184	3,476	-45%	Management EBITDA (3)	981	1,976	-50%
2,888	1,722	68%	Net profit	2,832	344	723%
29	-336	-109%	Management Net Income (4)	257	215	20%
1.854	2.459	-25%	Investments	978	1.255	-22%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013

(2) Excludes CELG D in 2017, Construction Revenue, Transmission Revenue with RBSE, referring to Transmission Lines renewed by Law 12,783 / 2013 and revenue from retroactive tariff assets;

(3) Excludes item (2) and Extraordinary Retirement Plan (PAE), Consensual Dismissal Plan (PDC), expenses with independent research, research findings, extraordinary contributions to supplementary pension, reimbursement to Enel by TUSD Eletronuclear, of Teresina and Agepisa / Sefaz-PI, provisions for contingency, onerous contracts, Impairment, Provision for losses on investments, Provisions for adjustment to market value, Provision for the Water Reimbursement Inspection Fee (TFRH), ANEEL Provision CCC

(4) Excludes item (3) and monetary restatement for compulsory and IRPF provision for RBSE and Distribution Tariff Assets.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

1H18	1H17	DRE	1Q18	1Q17
9,909	9,965	Generation Revenue	4,880	4,950
5,305	5,460	Transmission Revenue	2,767	2,682
9,414	5,362	Distribution Revenue	6,744	2,783
868	927	Other Revenues	432	483
25,495	21,714	Gross Revenue	14,822	10,898
-4,614	-3,760	Deductions from Revenue	-2,534	-1,804
20,881	17,954	Net Operating Revenue	12,288	9,094
-7,847	-6,662	Operational Costs	-4,097	-3,245
-6,131	-6,277	Personnel, Material, Services and Others	-3,359	-3,799
-949	-918	Depreciation and Amortization	-483	-457
-747	-406	Operational Provisions	334	194
5,206	3,692		4,683	1,788
381	2,280	Shareholdings	126	456
5,587	5,973	Income before Financial Income	4,810	2,244
-560	-2,815	Financial Result	-553	-1,716
5,027	3,158	Income before Tax	4,257	528
-2,139	-1,435	Income tax and social contribution	-1,425	-183
2,888	1,722	Net Profit	2,832	344

1H18	1H17	DRE	1Q18	1Q17
9,892	9,945	Generation Revenue Management	4,868	4,936
2,384	2,250	Transmission Revenue Management	1,234	1,199
5,973	4,508	Distribution Revenue Management	3,083	2,599
868	886	Other Recipes Management	432	483
19,117	17,589	Gross Revenue Management	9,616	9,217
-4,328	-3,504	Deductions from Revenue Management	-2,214	-1,804
14,789	14,085	Net Operating Revenue Management	7,402	7,413
-6,820	-5,743	Operational Costs Management	-3,403	-2,838
-5,468	-5,441	Personal, Material, Services and Others Management	-2,983	-3,069
-949	-918	Depreciation and Amortization Management	-483	-457
-699	-178	Operational Provisions Management	-162	15
853	1,803		371	1,064
381	755	Shareholdings Management	126	456
1,234	2,559	Income before Financial Income Management	497	1,519
-1,365	-2,420	Financial Result Management	-418	-1,554
-131	138	Income before Tax Management	80	-35
159	-474	Income tax and social contribution Management	177	250
29	-336	Net Profit Management	257	215

* Excludes CELG D in 2017 income, construction income and expenses, RBSE Transmission Revenue, RBSE Revenue referring to Transmission Lines renewed by Law 12,783 / 2013, Revenue from retroactive tariffs, expenses with independent research, Impairment, onerous contracts , extraordinary contributions to the supplementary pension plan, reimbursement to Enel by TUSD Eletronuclear, Agreements of Teresina and Agepisa / Sefaz-PI, provisions for contingencies, provision for losses on investments, provisions for adjustment to market value, Provision for inspection fee (TFRH), ANEEL CCC that were impacted by RBSE, monetary restatement of compulsory loans, Extraordinary Retirement Plan (PAE), Consensual Dismissal Plan (PDC), GSF Reversal of Provision, Provision for the Pará Relatiova Rate to Eletronorte and provision for IRPJ / CSLL re RBSE and the Distribution Tariff Asset.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

I.1 Main variations of the Statement of Income

Variations of Statement of Income (1H18 x no 1H17)

The 1H18 result posted a net income of R$ 2,888 million when compared to a profit of R$ 1,722 million in 1H17, especially due to the following factors:

Operating Income

Generation Revenues	1H18	1H17%		Variation
Supply of energy for distribution companies	6,894	6,699	2.9

The variation was mainly due to (i) price readjustment; (ii) In the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for the 2018 Fiscal Year and variable portion referring to the generated annual estimated for 2018; (iii) In the subsidiary Eletronorte, increase of energy in the regulated follow-up and sale through the auction A-1 product 2018/2019, 171.96 Mwmed. This growth in Supply revenue was offset by: (i) In the subsidiary Furnas, termination of Product ACR 2015-2017 and; (ii) In the subsidiary CGTTE, reduction of the revenue from reduction of CCEAR contracts.

Supply of energy for final consumers	1,091	1,181	-7.6

The reduction was mainly due to: (i) in the subsidiary Eletronorte, termination of some contracts (South equivalent to 315 Mwmed); (ii) In Chesf, adjustments in contracts extended with industrial consumers. This decrease was offset by the growth in revenue of subsidiary Furnas, due to the new auctions of the Itumbiara Plant, governed by Law 13182/158, specific to final consumers.

CCEE (short term)	649	764	-15.2	The growth is mainly due to market variations (PLD, GSF, Portfolio of contracts, etc.).
Revenue from Operation and Maintenance Extended Power Plants Law 12.783/13	1,075	1,122	-4.2

The variation is mainly due to the following reasons: (i) change in the CFURH tariff, which composes the revenue from quotas of the refurbished plants, and (ii) frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	16	20	-18.8	No effect for the result, since it has expense in equal amount.
Transfer Itaipu (see II.3.a)	184	178	3.3

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods indexes is affected, as well as the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	9,909	9,965	-0.6	The variation was mainly due to the factors explained above.
(-) Construction	-16	-20	-18.8
MANAGEMENT GENERATION REVENUES	9,892	9,945	-0.5	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Transmission Revenues	1H18	1H17%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	1,672	1,469	13.8

The variation is mainly due to the following reasons: (i) the annual update of the RAP - Annual Allowed Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783 / 2012; and (ii) investments related to line reinforcements in the transmission system. Highlight for Chesf.

LT RAP Under Exploration regime	146	128	14.0	The variation is mainly due to the following reasons: (i) annual adjustment; and (ii) the adjustment portion of the period.
Construction Revenue	468	382	22.5	No effect for the result, since it has expense in corresponding amount.
Finance - Return on Investment - RBSE	2,453	2,827	-13.2

Remuneration of the financial assets of the Basic Network of the Existing System (RBSE) for the transmission lines renewed according to Law 12,783 / 2013, and the decrease in the remuneration between the periods is due to the beginning of the monthly amortization of assets, in August 1H17.

Return Rate Updates	566	654	-13.4

The variation is mainly due to the following reason: (i) in the subsidiary Amazonas GT, in June / 17 this item was higher due to the registration of R$ 193 million of RAP Retroactive, according to Technical Note No. 188/2017-SGT / ANEEL, 06/23/2017. This situation did not occur in 2018, when the Company registered only the current RAP.

TOTAL TRANSMISSION REVENUE	5,305	5,460	-2.8	The variation was mainly due to the factors explained above.
(-) Rate of Return related to RBSE Compensation	-2,453	-2,827	-13.2
(-) Construction	-468	-382	22.5
RECEIVE MANAGEMENT TRANSMISSION	2,384	2,250	5.9	The variation was mainly due to the factors explained above.

Distribution Revenues	1H18	1H17%		Variation
Supply	4,860	4,489	8.3

The variation was mainly due to: (i) Tariff Adjustment in the Eletroacre, Ceal, Ceron and Boa Vista subsidiaries; and (ii) reclassification of revenues at Amazonas Energia and Cepisa. The growth of the account was partially offset by the effect of the divestiture of CELG D from February 2017.

Short Term Revenue	207	379	-45.5

The variation was mainly due to: (i) in the subsidiary Eletroacre, as from July 2017, MCSD decontamination of the energy surplus reducing the volume of energy sold in the short term market; and (ii) in the subsidiary Amazonas Energia, effects of the operation in the Short-Term Market referring to the transfer of the charges of the plants committed with contracts for availability.

Construction Revenue	344	326	5.5	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	4,003	167	2.290

The variation was due to the constitution of positive CVA in the subsidiaries, mainly due to the recognition of the right to the tariff asset while operating as a designation, with a gross impact of R$ 3,842 million and PIS / PASEP net of R$ 3,486 million, of which R$ 676 million.

TOTAL DISTRIBUTION REVENUE	9,414	5,362	75.6	The variation was mainly due to the factors explained above.
(-) CELG D	0	-528
(-)Retroactive Regulatory Asset	-3,096	0	-
(-) Construction	-344	-326	5.5
MANAGEMENT DISTRIBUTIONREVENUE	5,973	4,508	32.5	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

CVA and Other Financial Components	1H18	1H17
ED Acre	202	-6
ED Alagoas	660	138
Amazonas Energy Distribution S.A.	1,491	-38
ED Piauí	840	68
ED Rondônia	519	-1
ED Roraima	291	18
Celg-D	0	-11
TOTAL CVA and Other Financial Components	4,003	167

Other Revenues	1H18	1H17%		Variation
Other Recipes	868	927	-6.4	The variation was mainly due to the deconsolidation of CELG D from February 2017 and the non-recognition in 2018 of Procel's revenue, which is subject to approval through a public hearing.
CELG D	0	-42	-100.0
Other Management Income	868	886	-2.0

Operating Costs and Expenses

OPERATING COSTS	1H18	1H17%		Variation
Energy purchased for resale	-5,171	-5,357	-3.5

The variation is mainly due to the fact that, as of February 2017, CELG does not have any impact on costs, leading to a reduction in the purchase of energy for resale. In addition, there was a drop in the distributors, especially Ceron, Cepisa, Ceal, Eletroacre and Boa Vista.

Charges on the use of electricity	-1,131	-863	31.1

The variation is mainly due to the accounting in the subsidiary Eletronuclear for the provision of use of the distribution system in the amount of R$ 199 million for the period from April 2014 to June 2018, as authorized by ANEEL Dispatch 4,123/2017.

Fuel for cars of electricity	-717	287	-349.9	The variation is explained mainly by: (i) amounts reimbursed by the CCC Fund in 1H17; (ii) variation of power generation via the Santa Cruz Thermoelectric Plant.
Construction	-828	-729	13.7	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATIONAL COSTS	-7,847	-6,662	17.8	The variation was mainly due to the factors explained above.
(-) CELG D/ Retroactive CUSD Enuclear	199	190	-5.1
(-) Construction	828	729	13.7
OPERATING COSTS MANAGEMENT	-6,820	-5,743	18.7	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

OPERATING EXPENSES	1H18	1H17%		Variation
Personel	-3,086	-3,300	-6.5	The variation was mainly due to the fact that from February 2017 CELG D no longer impacts the results of this account and also thanks to the cost reduction policy established by the Company.
Material	-147	-120	22.4	The variation is mainly due to the increase in material consumption as a result of the Angra 2 stop for the exchange of nuclear fuel, from February 17 to March 20, 2018.
Services	-1,319	-1,246	5.8	The variation was due to the increase in third party services due to the stop for exchange of nuclear fuel
Others	-1,580	-1,610	-1.9

The variation is fragmented in several accounts, and the main variations are due to: (i) In the subsidiary Amazonas Distribuição, due to the cut-off factor of regulatory losses; (ii) In the subsidiary Chesf, adjustment record of the actuarial report - Post-employment benefits and loss record - Consumers and Concessionaires.

Depreciation and amortization	-949	-918	3.4	There is no relevant variation.
Operating Provisions / Reversals	-747	-406	84.2

The variation is mainly explained by (i) Contingencies in the amount of R$ 1,513 million, influenced by provisions related to the compulsory loan (R$ 364 million); (ii) PCLD of R$ 526 million; and (iii) impairment of R$ 338 million. The main operating provisions are detailed below (see Note 37). These provisions were partially offset by: (i) reversal of the Provision for Pará Rate of R$ 1,184 million; (ii) reversal of onerous contracts in the amount of R$ 635 million.

TOTAL OPERATING EXPENSES	-7,828	-7,601	3.0	The variation was mainly due to the factors explained above.
CELG D	0	96	-100.0
Consensual Dismissal Plan (PDC)	296	706	-58.0
Extraordinary Contributions on Pension Plans	106	0	-
Independent Investigation Expenses	30	33	-7.8
Agreements with Teresina Municipality and Agespisa / Sefaz-PI	231	0	-
Contingencies	1,513	1,121	34.9
Onerous Contracts	-635	-1,226	-48.2
Provision / (Reversal) for Losses on Investments	16	44	-63.1
Impairment	338	153	121.0
Water Resources Inspection Fee (TFRH) - Para Fee	-1,184	135	-973.7
Operating Expenses Managerial	-7,116	-6,538	8.8	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	1H18	1H17%		Variation
Shareholdings	381	2,280	-83.3	The variation was mainly due to the sale of CELG D in 1H17.
(-) Alienation CELG D	0	-1,525	-
Shareholdings Management	381	755	-49.6	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Financial Result

RESULTADO FINANCEIRO	1H18	1H17%		Variation
Interest Income and Financial Income	1,824	1,071	70.4	The variation was mainly due to the accounting of the agreement with Eletropaulo in the amount of R$ 1,064 million in 1H18.
Net Monetary Update	-5	76	-107	There was no material variation.
Net Foreign Exchange Variation	-120	-64	87	The variation is mainly due to the variation in the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-2,158	-2,971	-27.4	The variation was mainly due to the reduction of indexes in 1H18 (SELIC, IPCA and others) and the reduction of indebtedness.
Shareholder Remuneration Charges	-141	-221	-36	The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC) made by the Union in the holding company, by the Selic;
Shareholder Remuneration Charges	40	-705	-106

The variation is fragmented in several small accounts, especially the variation resulting from the result of operations with derivatives, which went from a positive result in 1H17 to  R$ 163 million in 1H18.

TOTAL FINANCIAL INCOME	-560	-2,815	-80.1	The variation was mainly due to the factors explained above.
CELG D and Eletropaulo Agreement	-1,064	32	-3.454
Monetary adjustment of compulsory loans	260	363	-28.3
MANAGEMENT FINANCIAL RESULT	-1,365	-2,420	-43.6	The variation was mainly due to the factors explained above.

Income Tax and Social Contribution (CSLL)

INCOME TAX AND CSLL	1H18	1H17%		Variation
Income tax and social contribution	-2,139	-1,435	49	The variation is mainly due to the collection of Income Tax on the disposal of CELG D and designation of CVA.
(-) IRRF RBSE	1,789	961	86.2
(-) IRRF Disposal CELG D	411	438	-6.1
Income Tax and Managerial Social Contribution	62	-474	-113	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Variations of DRE (2Q18x in 2Q17)

The 2Q18 Results posted a net income of R$ 2,832 million when compared to a profit of 344 million in 2Q17, especially due to the following factors:

Operating income

Generation Recipes	2Q18	2Q17%		Variation
Supply do Distribution Companies	3,458	3,385	2.2

The variation was mainly due to (i) price readjustment; (ii) in the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for 2018; (iii) In the subsidiary Eletronorte, increase of energy in the regulated follow-up and sale through the auction A-1 product 2018/2019, 171.96 Mwmed. This growth in Supply revenue was offset by: (i) In the subsidiary Furnas, termination of the ACR Product 2015-2017.

Supply to final consumers	571	496	15.2

The variation was mainly due to: (i) new auctions of the Itumbiara Plant, governed by Law 13.182 / 2015, specific to final consumers (supply).This growth in revenue was offset by the termination of bilateral contracts in the subsidiary Eletronorte.

CCEE (short term)	199	368	-45.8

The variation is mainly due to the following reason: (i) the differences in the Short-term Market due to, among others, the variation of the PLD and GSF values. There was also, in the subsidiary Chesf, a reduction of approximately R$ 71 million in revaluation expense from 2009 to 2012 related to the calculation of the unavailability index of the Paulo Afonso Complex.

Revenue from Operation and Maintenance	542	558	-2.9

The variation is mainly due to the following reasons: (i) change in the CFURH tariff, which composes the revenue from quotas of the refurbished plants, and (ii) frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	12	14	-12.1	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	97	129	-23.9

The variation was mainly due to an increase in the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price indexes and Industrial goods is affected, and also due to the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	4,880	4,950	-1.4	The variation was mainly due to the factors explained above.
(-) Construction	-12	-14	-12.1
MANAGEMENT GENERATION REVENUES	4,868	4,936	-1.4	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Transmission Revenues	2Q18	2Q17%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	850	722	17.8

The variation is mainly due to the following reasons: (i) the annual update of the RAP - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783/2012; and (ii) investments related to line reinforcements in the transmission system.

Revenue from LT Under Exploration regime	79	64	22.5	The variation is mainly due to the following reasons: (i) annual adjustment; and (ii) the adjustment portion of the period made by ONS.
Construction Revenue	274	208	31.6	No effect for the result, since it has expense in corresponding amount.
Finance - Return on Investment - RBSE	1,259	1,275	-1.3

Remuneration of the financial assets of the Basic Network of the Existing System (RBSE) for the transmission lines renewed in accordance with Law 12,783/2013, and the decrease in remuneration between the periods is due to the beginning of the monthly amortization of the assets, in August 2017.

Return Rate Updates	305	413	-26.2

The variation is mainly due to the following reason: (i) in the subsidiary Amazonas GT, this item was higher due to the registration of R$ 193 million of RAP Retroactive, according to Technical Note No. 188/2017-SGT / ANEEL, 06/23/2017. This situation did not occur in 2018, when the Company registered only the current RAP.

TOTAL TRANSMISSION REVENUE	2,767	2,682	3.2	The variation was mainly due to the factors explained above.
(-) Assets Retroactive Tariff	-1,259	-1,275	-1.3
(-) Construction	-274	-208	31.6
MANAGERIAL TRANSMISSION	1,234	1,199	2.9	The variation was mainly due to the factors explained above.

Distribution Revenues	2Q18	2Q17%		Variation
Supply to DisCos and final Consumers	2,448	2,129	15.0	The variation was mainly due to: (i) Regulatory Asset in the Eletroacre, Ceal, Ceron and Boa Vista subsidiaries;
Short Term Revenue	129	270	-52.4

The variation was mainly due to: (i) in the subsidiary Eletroacre, a reduction due to the fall in overcontracting due to the lack of contracting with energy suppliers; and (ii) in the subsidiary Amazonas Energia, effects of the operation in the Short-Term Market referring to the transfer of the charges of the plants committed with contracts for availability.

Construction Revenue	209	184	13.1	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	3,959	199	1.888

The variation was due to the constitution of positive CVA in the subsidiaries, mainly due to the recognition of economic neutrality by Ordinance no. 301, of 07/16/2018, with impact of R$ 3,842 million, of which R$ 389 million related to 1H18 and R$ 3,452 million referring to the period from November 2016 to December 2017.

TOTAL DISTRIBUTION REVENUE	6,744	2,783	142.3	The variation was mainly due to the factors explained above.
(-) CVA RGR	-3,452	0	-
(-) Construction	-209	-184	13.1
MANAGEMENT DISTRIBUTION REVENUE	3,083	2,599	18.6	The variation was mainly due to the factors explained above..

CVA and Other Financial Components	2Q18	2Q17
ED Acre	179	3
ED Alagoas	604	107
Amazonas Distribuição de Energia S.A.	1,528	30
ED Piauí	832	56
ED Rondônia	523	-3
ED Roraima	292	6
Celg-D	0	0
TOTAL CVA and Other Financial Components	3,959	199

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Operating Costs and Expenses

Other Recipes	2Q18	2Q17%		Variation
Other Recipes	432	483	-10.6

The variation was mainly due to the non-recognition, in 2018, of Procel's revenues, which is conditional upon approval by public hearing and, in the subsidiary Cepisa, of the transferred revenues related to the use of the transmission system.

OPERATIONAL COSTS	2Q18	2Q17%		Variation
Energy purchased for resale	-2,678	-2,755	-2.8

The variation is mainly due to: (i) the reduction of the purchase of energy for resale in the distributors, especially Ceron, Cepisa, Ceal, Eletroacre and Boa Vista; (ii) in the subsidiary Amazonas GT, increased the average generation of the Aparecida and Mauá Bloco 3 UTEs, reducing the need to purchase energy.

Charges on the use of electricity grid	-684	-378	81.2

The variation is primarily due to the readjustment of the basic network tariff and to the accounting in the subsidiary Eletronuclear for the provision of use of the distribution system in the amount of R $ 199 million for the period from April 2014 to June 2018, as authorized by ANEEL dispatch 4.123 / 2017.

Fuel for electricity production	-240	295	-181.4	The variation is explained mainly by: (i) generation of amounts to be repaid to the CCC Fund in 2Q17; (ii) variation of power generation via the Santa Cruz Thermoelectric Plant.
Construction	-495	-407	21.7	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-4,097	-3,245	26.3	The variation was mainly due to the factors explained above.
(-) Retroactive Eletronuclear Enel	199	190	5.1
(-) Construction	495	407	21.7
MANAGERIAL OPERATING COSTS	-3,403	-2,838	19.9	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

OPERATIONAL EXPENSES	2Q18	2Q17%		Variation
Personnel	-1,599	-1,699	-5.9	The variation was mainly due to the cost reduction policy established by the Company.
Material	-73	-65	12.4	The variation is mainly due to expenses for the maintenance of plants in the subsidiary Amazonas GT, especially the Aparecida and Mauá plants 3.
Services	-741	-665	11.5	The variation was mainly due to the following reasons: (i) increase of the service of contractors due to the stoppage for exchange of nuclear fuel;
Others	-946	-1,370	-31.0	The variation was mainly due to the cost reduction policy established by the Company.
Depreciation and amortization	-483	-457	5.7	There is no relevant variation.
Operating Provision/Reversals	334	194	72.1

The variation is mainly explained by: (i) reversal of the Provision for Pará Rate of R$ 1,334 million; (ii) reversal of onerous contracts in the amount of R$ 334 million. These reversals were partially offset by the following provisions: (i) Contingencies in the amount of R$ 1,001 million, influenced by provisions related to the compulsory loan (R$ 364 million); (ii) PCLD of R$ 199 million; and (iii) impairment of R$ 163 million. The main operating provisions are detailed below (see Note 42)

TOTAL OPERATING EXPENSES	-3,508	-4,062	-13.6	The variation was mainly due to the factors explained above.
Extraordinary Retirement Plan (PAE)	24	706	-96.5
Agreements Town Hall of Teresina and Agespisa / Sefaz-PI	231	0	-
Related searches	106	0	-
Investigation Findings Expenses	15	24	-39.7
Contingencies	1,001	770	29.9
Onerous contracts	-334	-907	-63.1
Provision / (Reversal) for Losses on Investments	9	24	-63.2
Impairment	163	-118	-238.7
TFRH – Para Tax	-1,334	51	-2.726.7
Managerial Operating Expenses	-3,627	-3,511	3.3	The variation was mainly due to the factors explained above..

Shareholdings

Shareholdings	2Q18	2Q17%		Variation
Shareholdings	126	456	-72.3	The increase was mainly due to the prioritization of SPEs, with a negative R$ 99 million negative equity in Madeira Energia and R$ 33 million in Bahia Energias Renováveis' Itaguaçu.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Financial Result

FINANCIAL RESULT	2Q18	2Q17%		Variation
Income from Interest and Financial Investments	406	574	-29.2	The variation was mainly due to the reduction of the indexes (SELIC, IPCA and others).
Net Monetary Adjustment	28	79	-64	There was no material variation.
Net Foreign Exchange Variation	-82	-95	-14	The variation is mainly due to the variation in the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-1,051	-1,412	-25.5	The variation was mainly due to the reduction of indexes (SELIC, IPCA and others) and the reduction of indebtedness.
Shareholder Remuneration Charges	-81	-103	-21	The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC) made by the Union in the holding company, by the Selic;
Other financial results	227	-759	-130

The variation is fragmented in several small accounts, with emphasis on: (i) the updating of the regulatory distribution asset, resulting from the recognition of economic neutrality by Administrative Rule 301; and (ii) the result of derivative operations, which went from a negative result in 2Q17 of R$ 48 million to a positive result of R$ 178 million in 2Q18.

TOTAL FINANCIAL RESULT	-553	-1,716	-67.8	The variation was mainly due to the factors explained above
CELG D and Eletropaulo’s Agreement
Monetary adjustment of compulsory loans	135	162	-16.4
MANAGERIAL FINANCIAL RESULT	-418	-1,554	-73.1	The variation was mainly due to the factors explained above

Income Tax and CSLL

Income Tax and CSLL	2T18	2T17%		Variação
Income tax and social contribution	-1,425	-183	677	The variation is mainly due to the collection of Income Tax on the disposal of CELG D.
(-) Income tax RBSE	1,493	433	244.5
MANAGERIAL Income Tax and Cont, Social	68	250	-73

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

I.2 Sale of Energy

I.2.1  Energy Sold in 1H18  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 75.3 TWh of energy in 1H18, compared to 75 TWh traded in the same period of the previous year, representing a growth of 0.4%.

(1) Power plants renewed by Law 12,783/13 - quotas

(2) Operating plants: Regulated (ACR) and Free (ACL) Markets

(3) The Company acts as an agent for the sale of electricity from Itaipu. The energy sales revenues presented above are not part of Eletrobras' sales revenues mentioned in the Financial Statements

I.2.2 Energy Sold in 1H18  - Distributors – TWh

 In terms of evolution of the energy market, Eletrobras Distribution Companies in 1H18 sold 7.7 TWh of energy, compared to 7.9 TWh traded in the same period last year, representing a reduction of 3.0%

* Considers only the captive market and supply.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

I.3 Impairments and Onerous Contracts

		Accumulated	Moviment
Impairment	12/31/2017	06/31/2017	1Q18	2Q18
Generation	13,824	14,237	204	209
UTN Angra 3	9,900	10,317	204	213
UHE Samuel	309	309	0	0
UHE Batalha	385	385	0	0
Candiota Fase B	366	366	0	0
UTE Santa Cruz	694	694	0	0
Others	2,170	2,166	0	-4
Transmission	2,593	2,593	0	0
CC 061-2001	1,116	1,116	0	0
LT Jauru Porto Velho	253	253	0	0
CC 018-2012 Mossoró Ceará Mirim	100	100	0	0
Outros	1,124	1,124	0	0
Distribution	0	0	0	0
Administration	264	264	0	0
Assets of Distributors held for sale			-29	-47
Total	16,681	17,095	174	163

Onerous Contracts	BALANCE ON 12/31/2017	BALANCE ON 06/31/2018	Moviment
			1H18
Transmission
LT Recife II - Suape II	41	41	0
LT Camaçari IV - Sapeaçu	124	124	0
Outros	19	19	0
	185	185	0
Generation
Itaparica	0	0	0
Funil	127	121	-6
Coaracy Nunes	232	232	0
Angra 3	1,389	972	-417
Others	147	115	-32
	1,895	1,440	-455
Distribution Assets for sale
Ceal	8	8	0
Total	1,895	33	-16
Transmissiona
LT Recife II – Suape II	41	41	0
LT Camaçari IV – Sapeacu	124	124	0
Others	19	19	0
	185	185	0

Distribution Assets for sale

TOTAL	1,895	1,440	-635

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

I.4 Consolidated EBITDA

R$ million

EBITDA	1H18	1H17	(%)
Result for the Year	2,888	1,722	68%
+ Provision for Income Tax and Social Contribution	2,139	1,435	49%
+ Financial Result	560	2,815	-80%
+ Amortization and Depreciation	949	918	3%
= EBITDA	6,536	6,891	-5%
Adjustment
(-) Celg D (EBITDA and Disposal - Equity Shares)	0	-1,554	-100%
(-) Basic Network Effects of the Existing System (RBSE)	-2,454	-2,827	-13%
(-)Tariff Assets RGR	-2,810	0	-
(-) Retirement Plan. Extraordinary (PAE) / Consentual Dismissal Plan (PDC)	296	706	-58%
(-) Expenditure Independent research	30	33	-8%
(-) Retroactive Payment Enel Eletronuclear	199	0	-
(-) Extraordinary Social Security Contributions	106	0	-
(-) Agreements Town Hall of Teresina and Agespisa / Sefaz-PI	231	0	-
(-) Contingencies	1,513	1,121	35%
(-) Onerous contracts	-635	-1,226	-48%
(-) Provision / (Reversal) for Losses on Investments	16	44	-63%
(-) Impairment	338	153	121%
(-) Adjustment to Market Value	-0,3	-0,2	54%
(-) Water resources inspection fee (Para Rate)	-1,184	135	-974%
= MANAGEMENT EBITDA[1]	2,184	3,476	-37%

1The adjustments made to the management Ebitda refer to non-recurring events or events that are expected to be treated under PDNG 2018-2022 and therefore are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and standards of consumer energy use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America that may change those estimates and expectations of the Administration. Thus, future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Consolidated Results and EBITDA by segment

06/30/2018
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	92	8,404	886	714	4,251	7,723	(1,188)	20,881
Operating Costs and Expenses	(1,036)	(4,969)	(1,029)	(510)	(2,223)	(7,095)	1,187	(15,675)
Operating Income Before Financial Result	(944)	3,435	(143)	204	2,028	628	(2)	5,206
Financial Result	1,846	(622)	(74)	(149)	(449)	(1,112)	2	(560)
Results of equity investments	381	-	-	-	-	-	-	381
Income tax and social contribution	(601)	(859)	(51)	5	(112)	(520)	-	(2,139)
Net Income (loss) for the period	681	1,953	(268)	59	1,466	(1,004)	-	2,888
EBITDA	(554)	4,210	(121)	211	2,049	742		6,536
EBITDA Margin	-601%	50%	-14%	30%	48%	10%		31%

06/30/2017
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	86	8,393	906	808	4,590	4,038	(867)	17,954
Operating Costs and Expenses	(1,290)	(5,934)	(1,007)	(749)	(2,063)	(4,185)	966	(14,262)
Operating Income Before Financial Result	(1,203)	2,459	(101)	59	2,528	(147)	99	3,692
Financial Result	719	(866)	(123)	(274)	(419)	(1,753)	(99)	(2,815)
Results of equity investments	2,280	-	-	-	-	-	-	2,280
Income tax and social contribution	(746)	(110)	2	(79)	(991)	487	-	(1,435)
Net Income (loss) for the period	1,050	1,483	(222)	(294)	1,117	(1,413)	-	1,722
EBITDA	1,093	3,134	(65)	74	2,542	13		6,891
EBITDA Margin	1264%	37%	-7%	9%	55%	0%		38%

I.5 Net debt

	R$ million
Net Debt	06/31/2018	06/31/2017
Financing payable without RGR (1)	42,304	42,982
(-) Cash and cash equivalents + Securities	7,786	8,048
(-) Financing Receivable without RGR (2)	14,809	12,848
(-) Net balance of Itaipu Financial Asset *	2,068	1,788
Net Debt	17,641	20,297
*Vide item II.2 “a.1”.

 Excluded from gross debt were financings, granted with resources from RGR, owed by a company outside the Eletrobras group (R$ 1,163 million) and credits related to the federalization of the Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R$ 1,409 million).

 Receivables due by company outside the Eletrobras group to the RGR account (R$ 1,163 million) and adjusted by the receivables of the Eletrobras Distributing Companies held for sale (R$ 4,328 million) were excluded.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

II. Analysis of the Results of the Parent Company

In 2Q18, Eletrobras Holding reported net income of R$ 2,820 million, an increase of 822% compared to the net income of R$ 306 million recorded in 2Q17.

In 1H18, Eletrobras Holding reported net income of R$ 2,851 million, an increase of 68% compared to the net income of R$ 1,699 million recorded in 1H17.

This result was strongly influenced by: (i) Profit from Corporate Equity, of R$ 3,427 million (see II.1); and (ii) Accounting for the agreement with Eletropaulo in the amount of R$ 1,064 million in 1H18, impacting the financial result of the company, and net effect in the result of R$ 653 million. It also had a negative impact of: (i) Short-term liabilities of subsidiaries in the amount of R $ 1,145 million, mainly due to Amazonas Energia Distribuição (R $ 1,024 million), Ceron (R $ 554 million) and CGTEE (R $ 362 million); (ii) Provision for judicial contingencies, in the amount of R $ 376 million, mainly due to provisions related to compulsory loan lawsuits (See Note 26 to the Financial Statements of 1H18); (iii) Accounting for monetary restatement related to compulsory loans in the amount of R $ 260 million in 1H18.The following chart presents a comparison of the results of Eletrobras holding in the period between 1H17 and 1H18.

Note: The analysis of the results of each subsidiary is attached.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

II.1 Shareholdings of the Parent Company

In 2Q18, the result of Corporate Interest positively impacted the Company's result by R$ 1,948 million, mainly as a result of the Equity in the results of investments in subsidiaries, mainly influenced by the effect of the remuneration on financial assets of the Basic Network of the Existing System (RBSE), in accordance with Ministerial Order No. 120 of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and compensation related to RBSE, as follows:

				R$ million
	Parent company
	1H18	1H17	2Q18	2Q17
Investments in subsidiaries	-	-	-	-
Equity	3,304	2,504	2,058	1,050

Investments in associates
Interest on capital	-	2	-	2
Equity	26	433	- 134	272
	26	436	- 134	275

Other investments
Interest on capital	-	10	- 1	-
Dividends	21	22	16	19
Income from capital - ITAIPU	73	64	9	6
	94	96	24	26
Sale of Investments	3	1,525	-	0

Total	3,427	4,561	1,948	1,350

II2.  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
	1Q18	2Q18	2018
Sale of Energy Contract Itaipu + CCEE	2,693	3,286	5,978
Revenue originating from the Right of Reimbursement (1)	255	292	547
Others	42	40	82
Total Revenue	2,989	3,619	6,607

Purchase of Energy Contract Itaipu + CCEE	-2,587	-3,562	-6,148
Expenses Originating from the Compensation Obligation (2)	-168	-195	-363
Itaipu repayment	-104	497	394
Others	-44	-262	-306
Total Expenses	-2,902	-3,521	-6,423

ROL - Transfer of Itaipu	87	97	184

ITAIPU RESULTS (Price indexes)
	1Q18	2Q18	2018
Revenue originating from the Right of Reimbursement (1)	255	292	547
+ Foreign Exchange Result	19	666	684
Result from the Right of Reimbursement (RD)	273	958	1,231
Expenses Originating from the Compensation Obligation (2)	168	195	363
+ Foreign exchange result	12	445	457
Result from the Reimbursement Obligations (RO)	180	640	820
Balance: RD - RO	93	318	411

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

a.1

(see explanatory note 17.1.1 of the Financial Statements of 1Q18)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, being assured to the Company the integral maintenance of its receivables flow.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity was issued, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to the an annual adjustment factor taken from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The transfer rate in effect in 1Q18 includes an amount equivalent to US$ 346,874,357, which will be received by the Company through collections from the distributors, approved by regulation MME/MF 03/2017.

The balance arising from the adjustment factor of Itaipu Binacional, included in the Financial Assets caption, presented in Non-current Assets, amounted to R $ 5,115,528 on June 30, 2018, equivalent to US $ 1,326,710 (R $ 3,884,737 on December 31, 2017, equivalent to US $ 1,174,346). The amount of R $ 3,976,717, equivalent to US $ 1,031,360, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3  Operational Provisions of Parent Company

In 2Q18, Operating Provisions had a negative impact on the Parent Company's result of R$ 1,201 million, compared to R$ 678 million in 2Q17. This variation is mainly explained by the movement of overdraft liabilities in the subsidiaries in the amount of R$ 1,166 million in 2Q18, compared to R$ 617 million in the same period of 2Q17.

In 1H18, Operating Provisions negatively impacted Parent Company's income by R $ 1,508 million, compared to R $ 2,525 million in 1H17. This variation is mainly explained by the movement of overdraft liabilities in the subsidiaries in the amount of R $ 1,145 million. The table below shows the movements in Operating Provisions:

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

R$ million
Operational Provisions		Parent company
	1H18	1H17	2Q18	2Q17
Garanties	68	22	81	9
Contingencies	376	720	172	483
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	12	-0	6	-5
Short-term liabilities in subsidiaries	1,145	1,790	-724	617
Onerous Contracts	0	0	0	0
Losses in Investments	34	38	34	16
Impairment	0	-1	0	-0
Adjustment to Market Value	-0	-0	-0	-0
Pará Fee	0	0	0	0
Others	-127	-44	-293	-138
	1,508	2,525	-725	983

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2017	Other Comprehensive Results	Initial Adoption IFRS 9	Equity	Classification - held for sale	Balance at 06/31/2018
Amazonas	11,937	-	80	1,024	-	13,040
ELETRONUCLEAR	5,143	13	-	-162	-	4,995
CGTEE	3,523	-	-	362	-	3,885
ED Alagoas	1,054	-0	-	-220	-834	-
TOTAL PROVISION FOR PASSIVE DISCOVERED	21,657	13	80	1,005	-834	21,920

II.4   Financial Results of Parent Company

In 2Q18, the Financial Result positively impacted the Parent Company's result by R$ 427 million compared to R$ 216 million in 2Q17. This variation is mainly explained by the impact of the agreement with Eletropaulo in the amount of R$ 1,064 million, recorded in the variation of Interest, commissions and fees.

In 1H18, the Financial Result positively impacted the Parent Company's result by R $ 1,844 million, showing a positive growth of R $ 716 million in the 1H07, as shown below:

FINANCIAL RESULT R$ million
	1H18	1H17	2Q18	2Q17
Financial income
Interest income, commissions and fees	2,409	1,787	641	854
Revenue from short-term investments	308	420	180	195
Moratorium surcharge on electricity	9	8	4	3
Net Monetary updates	204	13	176	-35
Net Exchange rate variations	81	-3	97	9
Other financial income	72	72	22	100

Financial Expenses
Debt charges	-731	-1,022	-374	-491
Lease charges	0	0	0	0
Charges on shareholders' funds	-116	-212	-58	-98
Other financial expenses	-391	-346	-262	-321
	1,844	716	427	216

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	2Q17	2Q18
Dólar	4.41%	16.01%
IGPM	-2.68%	3.86%

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with an exchange rate adjustment clause, represent approximately 30% of the total portfolio (28% at December 31, 2017). Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 70% of the portfolio balance (72% on December 31, 2017).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by funds from Sectoral Funds and that do not find similar conditions as a parameter of valuation at market value.

The long-term portions of the loans and financing granted based on the contractual cash flows mature in variable installments, as shown below:

R$ million
	2019	2020	2021	2022	2023	After 2023	Total
Parent Company	2,398	5,921	5,757	2,507	2,036	5,127	23,747
Consolidadated	2,436	2,564	2,707	673	221	555	9,158

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R$ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

Payable Financing and Loans

Debts are guaranteed by the Federal Government and/or Eletrobras, are subject to charges, whose average rate in June 2018 is 6.25% pa. (7.94% pa in 2017), and have the following profile:

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

	Parent Company				Consolidadated
	06.31.2018		12.31.2017		06.31.2018		12.31.2017
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	10,809	46%	9,308	39%	10,809	24%	9,308	21%
USD with Libor	1,522	6%	1,490	6%	1,915	4%	1,840	4%
EURO	255	1%	230	1%	255	1%	230	1%
IENE	0	0%	32	0%	0	0%	32	0%
Others	-	0%	-	0%	-	0%	2	0%
Subtotal	12,586	53%	11,061	47%	12,980	29%	11,412	25%

National Coin
CDI	4,682	20%	5,223	22%	10,803	24%	12,160	27%
IPCA	-	0%	-	0%	284	1%	369	1%
TJLP	-	0%	-	0%	7,964	18%	6,809	15%
SELIC	-	0%	616	3%	817	2%	1,783	4%
Others	-	0%	-	0%	3,399	8%	4,154	9%
Subtotal	4,682	20%	5,839	25%	23,268	52%	25,275	56%

Not indexed	6,484	27%	6,753	29%	8,168	18%	8,434	19%

TOTAL	23,752	100%	23,653	100%	44,416	100%	45,122	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R$

1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

							R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	1,526	6,293	2,143	8,653	1,017	2,448	22,080
Consolidadated	3,619	8,656	4,155	10,115	2,966	9,866	39,379

Consolidated Gross Debt

* Includes Debentures.

* The debts of the Distribution Companies are mostly with the Holding and therefore are eliminated in the consolidation of the gross debt (with the exception of 0.2%).

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Estable	10/04/2018
Moody’s Senior Unsecured Debt	“Ba3”: / Estable	10/04/2018
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Estable	06/14/2018
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Estable	06/14/2018
Fitch - Senior Unsecured Debt Rating	"BB-"	06/14/2018
S&P LT Local Currency	“BB” / Negative (CW)*	12/15/2017
S&P - Senior Unsecured	"BB"	12/15/2017
S&P LT Foreign Currency	“BB“ / Negative (CW)*	12/15/2017

*CreditWatch

Eletrobras Organization Chart

(1)   The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the Special Purpose Companies that participate in more than one Eletrobras Company, differently from the amounts considered in the charts of each company.

(2)     With effectiveness condition related to GSA signature.

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Investimentos

NATUREZA DOS INVESTIMENTOS	Budgeted	Realized
	2018	1Q18	2Q18	1H18	(%)
Generation	586	65	89	154	26%
Transmission	1,727	159	230	389	23%
Distribution	203	65	120	185	91%
Maintenance – Generation	735	44	59	103	14%
Maintenance - Transmission	641	47	53	99	16%
Maintenance - Distribution	56	42	57	98	174%
Other (Research, Infrastructure and environment)	434	86	108	194	45%
Total Corporate	4,382	508	715	1,222	28%
Financial Investments in SPEs
Generation	1,490	342	261	604	41%
Transmission	336	26	2	28	8%
Total SPEs	1,826	369	263	632	35%
Total	6,208	876	978	1,854	30%

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Share Capital

Structural of Social Capital

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OTHERS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

In 1Q18, the capital of Eletrobras had the following composition:

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Stock Analysis

Actions

ELET3 - Eletrobras Common Shares

In 2Q18, the common shares of Eletrobras (ELET3) showed a 42.0% devaluation, closing at R$ 12.19. The highest price was R$ 22.35, recorded on April 5, and the lowest R$ 11.99, recorded on June 27, considering ex-dividend values. The average daily trading volume in the period was 3.9 million shares and the average daily financial volume was R$ 65.0 million.

ELET6 - Eletrobras Preferred Shares

In 2Q18, the preferred shares of Eletrobras (ELET6) presented a devaluation of 44.0%, closing at R$ 13.55. The highest quotation was R$ 25.70, recorded on April 5, and the lowest R$ 13.55 recorded on June 29, considering ex-dividend values. The average daily trading volume in the period was 2.4 million shares and the average daily financial volume was R$ 46.2 million.

Font: AE Broadcast

Index number 06/30/2017 = 100 and ex-dividend values. ADR Programs

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

EBRN - Eletrobras Common Shares

In 2Q18, Eletrobras common stock ADRs depreciated by 49.0%, closing at U$ 3.21. The highest price was US$ 6.68, registered on April 5, and the lowest US$ 3.16 recorded on June 27, considering ex-dividend values. The average daily trading volume in the period was 625.5 thousand shares. The average daily financial volume was US$ 3.0 million.

EBRB - Eletrobras Preferred Shares

In 2Q18, Eletrobras preferred stock ADRs depreciated 51.0% to US$ 3.51. The highest price was US$ 7.70, recorded on April 5, and the lowest US$ 3.50 recorded on June 27, considering ex-dividend values. The average daily trading volume in the period was 46.7 thousand shares. The average daily financial volume was US$ 241.3 thousand.

Font: AE Broadcast

Index number 06/30/2017 = 100

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In 2Q18, the Latibex common shares showed a depreciation of 46.0%, closing at € 2.74. The highest price was € 4.70 recorded on May 18, and the lowest € 2.74, recorded on June 28, considering ex-dividend values. The average daily trading volume in the period was 1.1 thousand shares.

XELTB - Eletrobras Preferred Shares

In 2Q18, Latibex preferred shares presented a 51.0% devaluation, closing at € 3.24. The highest price was € 5.45, registered on April 27, and the lowest, € 3.24, recorded on June 27, considering ex-dividend values. The average daily trading volume in the period was 1.2 thousand shares.

Index number 06/30/2017 = 100 and ex-dividend values.

Font: Banco Central

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Nº of employees

Parent Company

By time

Working time at company (years)	1Q18	2Q18
Up to 5	25	27
6 to 10	407	391
11 to 15	237	236
16 to 20	16	14
21 to 25	9	10
more than 25	128	133
Total	822	811

By region

State of the Federation
	1Q18	2Q18
Rio de Janeiro	800	789
Brasília	22	22
Total	822	811

Hired / Outsourced Labor

1Q18	2Q18
0	0

Turnover (Holding)

1Q18	2Q18
0%	0.6%

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Direct Partnerships in SPEs - Parent Company

On December 29, 2017, Eletrosul concluded the process of transferring ownership interest held in 6 (six) Specific Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. "Until June 2018, Eletrosul , Chesf and Eletronorte concluded the process of transferring ownership interest held in 11 (eleven) Specific Purpose Companies for its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned transaction represents one of the forecasted stages PNDG 2018-2022, A transfer of assets to Eletrobras is intended to promote the settlement of the debts of this company with Eletrobras and to reduce its financial leverage. These equity interests, subsequently and according to ongoing evaluations, may be sold to the market by Eletrobras, jointly or separately.

Generation

SPE	Power plant	Total Investment R$ million	Capacity Installed MW	Physical Warranty Average MW	Generated Energy Average MW
					1Q18	2Q18
Norte Energia SA*	UHE	40,051.71	11,233.10	4,571.00	9,680,101.4	7,330,823.7
Eólica Mangue Seco 2	UEE	114.56	26	9.6
Eólica Mangue Seco 2	UEE	114.56	26	9,6
Chuí Holding S.A.	EOL		144	59.6	91,795	89,815
Chuí IX	EOL	In operation	17.9	7.4	12,536	11,641
Hermenegildo I	EOL	In operation	57.28	24.9	43,169	41,980
Hermenegildo II	EOL	In operation	57.28	25.3	38,619	39,531
Hermenegildo III	EOL	In operation	48.33	21	32,851	35,159
Brasventos Eolo	EOL	In operation	58.5	21.9	27,787.6	22,848.5
Rei dos Ventos 3	EOL	In operation	60.1	21.1	27,490.0	26,461.8
Miassaba 3	EOL	In operation	68.5	22.8	32,735,7	28,600.9
Rouar S.A.	EOL	U$ 101.72	65,1	N/A

         * The commercial operation already totals 5.121,9 MW of capacity in commercial operation.

Power plant	Participation (%)	Location (State)	Start of Operation	End of Operation
Norte Energia S.A	15	PA	abr/16	ago/45
Eólica Mangue Seco 2	49	RN	set/11	jun/32
Santa Vitória do Palmar Holding S.A.	49	RS	fev/15	abr/47
Chuí Holding S.A.	49	RS	mai/15	abr/47
Chuí IX	99.99	RS	out/15	mai/49
Hermenegildo I	99.99	RS	nov/15	jun/49
Hermenegildo II	99.99	RS	dez/15	jun/49
Hermenegildo III	99.99	RS	dez/15	jun/49
Brasventos Eolo	49	RN	jul/14 (')	dez/45
Rei dos Ventos 3	49	RN	jul/14 (')	dez/45
Miassaba 3	49	RN	jul/14 (')	ago/45
Rouar SA	50	Uruguai -Departamento de Colônia	20 years*	-

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Transmission

Development	Object (From to)	Participation (%)	Investiment (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession

Interligação Elétrica Brasil / Uruguai *	LT 230 kV	60% Eletrobras Holding	60	02 km em 230 kV e 60 em 525 kV	230	jun/16	-
	LT 525 kV	40% Eletrosul			525
INTESA
Uirapuru		75		120	525	jul/06	mar/35
Brasnorte		49,71		200	230	set/09	mar/38
ETAU		27,42		188	230	jul/05	dez/32

Development	Object (From to)	Investiment (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession

Interligação Elétrica Brasil / Uruguai *	LT 230 kV	80	02 km em 230 kV e 60 em 525 kV	230	jun/16	-
	LT 525 kV			525
AETE		0		MT	AGO/05	FEV/34
Uirapuru		0			jul/06	mar/35
Brasnorte		0	300 100		SET/09	MAR/38
ETAU		0	150 - - 150		abr/05 jul/05 jul/05 out/16	DEZ/32

*Eletrobras detém 60,4% e a Eletrosul 39,6% do empreendimento

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Balance Sheet

R$ mil

Asset	Parent Company		Consolidated
	06.30.2018	12.31.17	06.30.2018	12.31.17
Current
Cash and cash equivalents	45,796	161,326	767,587	792,252
Restricted cash	1,730,323	1,329,876	1,730,323	1,329,876
Marketable securities	4,074,258	5,059,957	6,670,323	6,924,358
Customers	370,119	502,236	4,406,686	4,662,368
Financial assets - Concessions and Itaipu	0	0	7,089,816	7,224,354
Loans and financing	9,191,695	8,288,875	2,486,796	2,471,960
Fuel Consumption Account - CCC	0	0	0	0
Equity Pay	2,010,947	1,726,958	396,452	245,577
Taxes to recover	204,236	623,299	724,229	1,066,207
Income tax and social contribution	722,509	1,436,175	1,588,790	1,874,475
Reimbursement rights	0	0	901,875	1,567,794
Warehouse	249	212	441,194	479,243
Nuclear fuel stock	0	0	486,216	465,152
Derivative financial instruments	2,903	0	291,838	209,327
Hydrological risk	0	0	84,639	104,530
Assets held for sale	1,621,109	1,482,907	10,576,140	5,825,879
Other	1,639,186	802,501	2,644,139	2,115,375
TOTAL CURRENT ASSETS	21,613,330	21,414,322	41,287,043	37,358,727

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	6,221,365	6,509,032
Loans and financing	23,746,771	22,889,437	9,157,613	7,794,891
Customers	7,644	30,576	130,213	462,376
Marketable securities	273,737	269,141	348,029	331,862
Nuclear fuel stock	0	0	830,160	831,008
Taxes to recover	0	0	1,528,960	1,635,142
Current Income Tax and Social Contribution	471,568	471,568	471,568	471,568
Deferred income and social contribution taxes	0	0	724,298	1,010,810
Escrow deposits	3,169,518	3,052,505	6,047,627	5,874,708
Fuel Consumption Account - CCC	0	0	0	0
Financial assets - Concessions and Itaipu	3,039,158	2,820,172	51,031,634	50,660,769
Derivative financial instruments	0	0	300,300	216,904
Advances for future capital increase	1,577,188	1,701,275	350,686	959,838
Hydrological risk	0	0	284,540	325,132
Other	2,337,657	2,278,845	1,320,346	1,108,629
	34,623,241	33,513,519	78,747,339	78,192,669
INVESTMENTS	69,091,387	66,159,343	29,047,734	28,708,364
Fixed assets net	202,509	197,418	27,159,926	27,965,837
INTANGIBLE	0	0	711,660	749,762
TOTAL NON-CURRENT ASSETS	103,917,137	99,870,280	135,666,659	135,616,632
TOTAL ASSETS	125,530,467	121,284,602	176,953,702	172,975,359

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

 R$ mil

Liabilities and Equity	Parent Company		Consolidated
	06.30.2018	12.31.17	06.30.2018	12.31.17
CURRENT
Loans and financing	1,671,835	2,336,333	5,036,853	5,886,141
Debentures	0	0	28,992	183,432
Compulsory loan	39,198	42,260	39,198	42,260
Suppliers	565,672	514,752	7,624,072	10,443,752
Advances from customers	578,444	575,962	642,250	654,853
Taxes payable	233,424	100,767	1,208,062	1,173,319
Income tax and social contribution	594,361	1,023,764	1,524,694	1,498,218
Onerous contracts	0	0	12,048	12,048
Remuneration to shareholders	8,909	9,484	23,003	18,339
Financial liabilities - Concessions and Itaipu	519,001	783,658	0	0
Estimated liabilities	129,842	107,962	1,240,439	1,204,222
Reimbursement Obligations	1,741,360	1,346,660	1,741,360	1,392,542
Post-employment benefits	14,668	28,830	197,491	193,847
Provisions for contingencies	722,875	850,704	1,236,726	1,518,387
Regulatory charges	0	0	724,945	728,180
Lease	0	0	148,668	145,324
Derivative financial instruments	1,864	2,175	1,922	2,466
Liabilities associated with assets held for sale	5,779,630	4,805,946	10,911,968	7,630,670
Others	86,115	314,847	1,029,830	1,458,952
TOTAL CURRENT LIABILITIES	12,687,198	12,844,104	33,372,521	34,186,952

NON-CURRENT
Loans and financing	22,080,007	21,316,181	39,378,746	39,235,650
Suppliers	0	0	10,961,553	7,795,345
Debentures	0	0	431,283	287,347
Advances from customers	0	0	490,319	519,391
Compulsory loan	462,970	458,874	462,970	458,874
Obligation for asset retirement	0	0	2,541,992	2,470,400
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17,330,496	16,946,508	23,528,729	23,033,963
Post-employment benefits	578,666	578,666	1,969,388	2,001,715
Provision for unsecured liabilities	21,919,961	21,656,617	0	0
Onerous contracts	0	0	1,612,048	2,067,179
indemnification obligations	0	0	947,416	1,062,634
Lease	0	0	879,618	932,496
Grants payable - Use of public goods	0	0	64,136	63,082
Advances for future capital increase	3,755,113	3,639,441	3,755,113	3,639,441
Derivative financial instruments	0	0	40,211	39,594
Regulatory charges	0	0	707,462	698,423
Taxes payable	0	0	263,157	326,527
Income tax and social contribution	363,442	394,958	8,646,159	8,901,931
Others	1,350,726	1,109,876	1,472,295	2,501,883
TOTAL NON-CURRENT LIABILITIES	67,841,381	66,101,121	98,152,595	96,035,875

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	1,321,854	1,321,854	1,321,854	1,321,854
Equity valuation adjustments	0	22,434	0	22,434
Profits (losses)	2,795,646	0	2,795,646	0
Accumulated other comprehensive income	-4,288,113	-4,177,412	-4,288,113	-4,177,412
Amounts recognized in OCI classified as held for sale	0	0	0	0
Non-controlling shareholders	0	0	426,698	413,155
TOTAL SHAREHOLDERS' EQUITY	45,001,888	42,339,377	45,428,586	42,752,532
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	125,530,467	121,284,602	176,953,702	172,975,359

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Income Statement

 R$ mil

	Parent Company		Consolidated
	06.30.18	06.31.17	06.30.18	06.31.17
NET OPERATING REVENUE	1,877,433	1,912,858	9,094,137	17,954,498
Operating costs
Energy purchased for resale	-1,759,006	-1,704,266	-5,170,595	-5,357,320
Charges upon use of electric network	0	0	-1,131,113	-862,836
Construction	0	0	-828,491	-728,618
Fuel for electricity production	0	0	-717,256	286,970
NET OPERATING REVENUE	118,427	208,592	13,033,618	11,292,694
Operating expenses
Personnel, Supllies and Services	-311,563	-293,621	-4,551,156	-4,666,427
	-12,120	-38,044	-296,283	-705,822
Depreciation	-2,346	-2,337	-825,181	-754,795
Amortization	0	0	-124,112	-163,471
Donations and contributions	-60,505	-48,456	-85,774	-79,218
Operating Provisions /Reversals net	-1,507,637	-2,525,257	-747,180	-405,670
Investigation Findings	0	0	0	0
Others	-50,339	-135,582	-1,197,762	-825,120
	-1,944,510	-3,043,297	-7,827,448	-7,600,523
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,826,083	-2,834,705	5,206,170	3,692,171
Financial result
Financial income
Income from interest, commissions and fees	2,408,524	1,786,674	1,422,291	522,237
Income from financial investments	307,599	419,940	401,811	548,330
Moratorium on electricity	9,158	7,627	250,643	147,716
Restatement Assets	525,358	427,840	477,838	864,007
Current foreign currency exchange rate variations	2,849,601	568,307	2,758,383	542,150
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	397,502	5,534
Gains on derivatives	0	0	163,004	96,465
Other financial income	72,403	72,394	256,661	240,951
Financial expenses
Debt charges	-731,277	-1,022,449	-2,157,974	-2,970,923
Lease charges	0	0	-155,704	-161,219
Charges on shareholders' funds	-115,672	-211,540	-141,480	-221,448
Noncurrent Restatement	-321,593	-415,339	-482,843	-788,270
Noncurrent foreign currency exchange rate variations	-2,768,239	-571,268	-2,878,135	-606,321
Regulatory liability update	0	0	-4,091	-21,300
Losses on derivatives	0	0	-383	-27,573
Other financial expenses	-391,494	-346,340	-867,713	-985,160
	1,844,368	715,846	-560,190	-2,814,824
INCOME BEFORE EQUITY	18,285	-2,118,859	4,645,980	877,347
RESULTS OF EQUITY	3,427,473	4,560,884	380,951	2,280,351
OPERATING INCOME BEFORE TAXES	3,445,758	2,442,025	5,026,931	3,157,698
Current Income tax and social contribution	-594,361	-742,747	-1,613,640	-859,083
Deferred Income Tax and Social Contribution	0	0	-525,228	-576,371
NET INCOME/LOSS FOR THE PERIOD	2,851,397	1,699,278	2,888,063	1,722,244
SHARE ATTRIBUTED TO CONTROLLING	2,851,397	1,699,278	2,851,397	1,699,278
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	36,666	22,966
NET INCOME/LOSS PER SHARE	2.11	1.26	2.11	1.26

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

Cash Flow Statement

R$ mil

	Parent Company		Consolidated
	06.30.2018	06.31.17	06.30.2018	06.31.17
Operating Activities
Income before income tax and social contribution	3,445,758	2,442,025	5,026,931	3,157,698
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	2,346	2,337	949,293	918,266
Net monetary variations	-203,765	-12,501	5,005	-1,637
Net foreign exchange rate variations	-81,362	2,961	119,752	64,171
Financial charges	-1,853,683	-953,291	714,948	1,325,316
Financial asset revenue	0	0	-3,019,198	-3,481,030
Equivalence equity results	-3,427,473	-4,560,884	-380,951	-2,280,351
Provision (reversal) for capital deficiency	1,145,075	1,790,372	0	0
Provision (reversal) for doubtful accounts	11,581	-217	602,199	145,177
Provision (reversal) for contingencies	376,137	720,072	1,513,235	1,121,440
Provision (reversal) for the impairment of assets	0	-927	337,556	152,724
Provision (reversal) for onerous contract	0	0	-635,417	-1,226,262
Provision (reversal) for losses on investments	34,079	37,888	16,287	44,185
TRFH – (Pará rate)	0	0	-1,183,583	135,473
	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	0	0
RGR Charges	176,436	189,066	176,436	189,066
Adjustment to present value / market value	-4,932	-9,522	67,021	32,794
Minority interest in results	0	0	-75,936	19,409
Charges on shareholders' funds	115,672	211,540	141,479	221,448
Financial instruments - derivatives	0	0	-162,621	-68,892
Other	-413,388	1,396	-610,253	192,390
	-4,123,277	-2,581,710	-1,424,748	-2,496,313
(Increases) / decreases in operating assets
Customers	3,850	0	436,646	-537,461
Marketable securities	985,699	-1,217	242,464	-921,503
Reimbursement rights	0	-10,073	953,586	1,154,845
Warehouse	-37	118	38,049	176,657
Nuclear fuel stock	0	0	-20,216	-116,466
Financial assets - Itaipu and public service concessions	45,671	-94,998	45,671	-94,998
Assets held for sale	0	0	-6,371,370	0
Hydrological risk	0	0	60,483	72,084
Other	-213,051	458,842	-47,803	-58,420
	822,131	352,672	-4,662,491	-325,262
Increase / (decrease) in operating liabilities
Suppliers	454	68,406	-178,873	1,041,690
Advances from customers	0	0	-44,157	232,669
Lease	0	0	-49,534	-44,654
Estimated liabilities	21,880	34,709	78,386	629,537
indemnification obligations	0	29,011	-161,100	-142,888
Sectorial charges	0	0	5,804	296,090
Liabilities associated with assets held for sale	0	0	3,281,298	0
Other	158,054	58,338	-1,354,267	224,706
	180,389	190,465	1,577,558	2,237,151

Payment of financial charges	-779,550	-955,271	-1,595,074	-2,094,108
Payment of RGR charges	-100,029	-69,604	-100,029	-69,604
Financial charges received	0	0	4,407,848	650,340
income tax payment and social contribution	710,527	982,414	334,661	395,397
Payment of refinancing of taxes and contributions - principal	-120,039	-149,728	-1,163,156	-649,224
investment compensation received in corporate participations	0	0	-44,693	-63,041
Pension payment	393,599	142,736	475,197	310,741
Payment of legal provisions	-14,162	-14,139	-149,246	-168,762
Judicial deposits	-436,372	-283,007	-576,914	-367,695
	-58,365	-212,775	-201,376	176,856
Net cash from operating activities	-79,391	-155,921	1,904,468	694,173

Financing activities

Loans and financing	0	0	847,746	1,878,472
Payment of loans and financing - Main	-1,523,065	-1,974,191	-3,290,393	-2,810,156
Payment of shareholders remuneration	0	-981	-6,045	-2,418
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	800,654	745,149	800,654
Other	0	0	10,543	158,947
Net cash from financing activities	-1,523,065	-1,174,518	-1,693,001	25,499
Investing activities
Lending and financing	-211,002	-1,543,029	0	-51,591
loans and financing receivables	1,478,547	2,270,842	1,065,168	1,111,191
Acquisition of fixed assets	-3,732	-5	-385,043	-538,483
Acquisition of intangible assets	0	0	-31,021	-21,986
Acquisition of concession assets	0	0	-687,089	-659,547
Acquisition / capital investment in equity	-140,700	-114,450	-605,619	-1,105,496
Advance concession for future capital increase	0	-10,804	-5,674	14,146
Investment sale in shareholdings	363,813	1,065,266	363,813	1,065,266
Other	0	0	49,333	18,624
Net cash from investing activities	1,486,926	1,667,821	-236,131	-167,876

Net decrese in cash and cash equivalents for the year	-115,530	337,381	-24,665	551,797

Cash and cash equivalents at beginning of year	161,326	194,106	792,252	679,668
Cash and cash equivalents at end of year	45,796	531,487	767,587	1,231,465
	-115,530	337,381	-24,665	551,797

Disclaimer:

This material contains calculations that cannot produce a sum or an accurate result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.